Exhibit 4.36

Investment Agreement

Among

the Individual Shareholders listed in Part A of Exhibit I hereof,

the Corporate Shareholders listed in Part B of Exhibit I hereof,

the Institutional Investors listed in Part C of Exhibit I hereof,

the Operating Companies listed in Part D of Exhibit I hereof,

Tongcheng Network Technology Co., Ltd.

And

Shanghai Ctrip International Travel Service Co., Ltd.

Executed on April 28, 2014

i

This Investment Agreement (this “Agreement”) is entered into in Shanghai, the People’s Republic of China (the “PRC” or “China”) on April 28, 2014 by and among:

(1)                                 the individual shareholders listed in Part A of Exhibit I hereof (collectively the “Individual Shareholders”);

(2)                                 the corporate shareholders listed in Part B of Exhibit I hereof (collectively the “Team Corporate Shareholders”, and together with the Individual Shareholders, the “Team Shareholders”);

(3)                                 the institutional investors listed in Part C of Exhibit I hereof (collectively the “Institutional Investors”);

(4)                                 the operating companies listed in Part D of Exhibit I hereof (collectively the “Operating Companies”);

(5)                                 Tongcheng Network Technology Co., Ltd. (the “Target Company” or “Tongcheng”, and together with the Operating Companies, the “Target Group”; each company in the Target Group being a “Group Company”), a company limited by shares duly incorporated and validly existing under the PRC laws, with its registered address at Suite A, Block 5, Creative Industry Park, 328 Xing Hu Street, Suzhou Industrial Park;

(6)                                 Shanghai Ctrip International Travel Service Co., Ltd. (“Ctrip” or the “Current Investor”), a limited liability company duly incorporated and validly existing under the PRC laws, with its registered address at Floor A2, 1230 Si Ping Road, Shanghai.

Each of the above is hereinafter referred to individually as a “Party,” and collectively as the “Parties.” The Team Corporate Shareholders and the Institutional Investors are collectively referred to as the “Corporate Shareholders,” and the Corporate Shareholders and the Individual Shareholders are collectively referred to as the “Existing Shareholders.”

WHEREAS

(A)                               The Target Company is a company limited by shares duly incorporated and validly existing under the PRC laws as of March 10, 2004. As of the date hereof, the registered capital and paid-in capital of the Target Company is RMB eighty million (RMB80,000,000), and the capital reserve is RMB five hundred and eleven million six hundred and sixty-one thousand four hundred and seventy-seven (RMB511,661,477). After the completion of the current investment, the registered capital and paid-in capital of the Target Company will increase to RMB one hundred and fourteen million two hundred and ninety thousand (RMB114,290,000), and the capital reserve will increase to RMB one billion eight hundred and ninety-one million six hundred and fifty-seven thousand one hundred and ninety-one (RMB1,891,657,191); and

(B)                               The Operating Companies are subsidiaries wholly owned or controlled by the Target Company.

In consideration of the above

Based on amicable negotiations under the principles of equality and mutual benefits, in connection with the cooperation related matters, the Parties agree as follows:

ARTICLE 1                                                                           DEFINITIONS

1.1                               Definitions

In this Agreement, the following terms and expressions shall have the following meanings, except as otherwise provided hereunder:

“Affiliate” with respect to any entity, shall mean another entity who directly or indirectly controls, or is controlled by, or is under common control with, such entity; with respect to any natural person, shall mean any other persons who are directly or indirectly controlled by such person, or the Relatives of such person. For purposes of this definition, the term “control” means the power or authority to direct or cause the direction of the management and policies of any entity, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise, including through: (a) direct or indirect ownership of more than 50% (excluded) of the outstanding shares or equity of such entity, (b) direct or indirect ownership of more than 50% (excluded) of the voting rights of such entity, or (c) direct or indirect possession of the power to control the composition of a majority of the board of directors or similar authority of such entity. The terms “controlled” and “controlling” have meanings correlative to the foregoing. Specifically, for the avoidance of doubts, with respect to any of the Venture Capital Shareholders (as defined in Exhibit I hereof), for purposes of this Agreement, the Affiliates shall also include, in addition to the above, the other three Venture Capital Shareholders.

“Basic Documents” shall mean this Agreements and the supplements thereto from time to time, the articles of association in the form set forth in Appendix I hereof, and the other agreements executed by and among the Parties based on this Agreement with respect to the current investment.

“Business Day” shall mean shall mean any day other than Saturday, Sunday or such other day on which commercial banks in the PRC are closed for business as required or authorized by laws or administrative orders.

“Execution Date” shall mean the date specified in the cover page of this Agreement, i.e. the date on which this Agreement is duly executed by the authorized representatives of the Parties and affixed with the company chops (if applicable) of the Parties.

“AOA” with respect to any Party, shall mean its articles of association, bylaws or other relevant organizational documents.

“Joint Warranties of Team Shareholders and Target Group” shall mean the representations, warranties and covenants jointly made by the Team Shareholders and the Target Group, as set forth in Exhibit III hereof.

“Institutional Investor Warranties” shall mean the representations, warranties and covenants made by the Institutional Investors, as set forth in Exhibit IV hereof.

“Tencent” shall have the meaning set forth in Exhibit I hereof.

“Current Investment” shall mean the investment transactions contemplated hereunder.

“Closing Conditions” shall mean the closing conditions set forth in Article 3.1, each of which shall be a Closing Condition.

“Closing Date” shall mean the date and time on which and at which the closing occurs, which may be any day within five (5) Business Days after each of the Closing Conditions has been satisfied or waived, provided that such date shall neither be later than the fifth (5th) Business Day nor later than May 8, 2014.

“Encumbrance” shall mean: (i) any mortgage, pledge (whether on real or current property), lien (except the liens created by operation of law), hypothecation, transfer, trust, retention of titles, security interest or other kind of encumbrances, or the right of preemptive indemnification with respect to any obligations of any person, including any right conferred by a transaction or contract which, through is not a right of security under terms of law, yet has an economic or financial effect similar to a right of security under applicable laws; (ii) any lease, sub-lease, occupation agreement, easement or deed that grants any person with the right to use or occupy; (iii) any agent, proxy, voting right proxy agreement, interest, option, preemptive offer, negotiation or purchase right or restrictions on transfer for benefits of a person; and (iv) any adverse claims in connection with ownership, occupation or use.

“Securities” with respect to a person, shall mean such person’s stocks, shares, shareholder’s equity, partnership interest, registered capital, joint venture or other ownership right, or such other options, warrants or securities that can be exchanged for, or (after exercise of rights) converted to, directly or indirectly, the foregoing stocks, shares, shareholder’s equity, partnership interest, registered capital, joint venture or other ownership right.

“Governmental Authority” shall mean any government or its political subdivision; any department, division or office of any government or its political subdivision; any court or arbitral tribunal; and management authority of any stock exchange having competent jurisdiction.

“Government Official” shall mean the officials or employees of any government department, division, office, public international organization or political party, and any candidate for political office.

“Key Employees” shall mean the employees set forth in Exhibit V hereof.

“Entity” shall mean any firm, company, Government Authority, joint venture, partnership, association or other form of entities (whether or not having an independent legal person capacity).

“PRC GAAP” shall mean the generally accepted accounting principles and practices of the PRC, effective from time to time and applied on a consistent basis within the period involved according to past practices (to the extent they are applicable).

“Relatives” with respect to a natural person, shall mean his/her spouse, the parents, grandparents, children, grandchildren, blood relatives of such person and his/her spouse, or the blood relatives of their respective parents, or the children thereof.

“RMB” shall mean Renminbi, the legal currency of the PRC.

1.2                               Other words or expressions otherwise defined hereunder shall have the meanings ascribed to them in the body texts of this Agreement.

ARTICLE 2                                                                           CURRENT INVESTMENT

2.1                               Investment

Subject to the satisfaction or waiver of each of the Closing Conditions set forth in Article 3 hereof, Ctrip agrees to subscribe to 34,290,000 new shares of the Target Company for a cash consideration of RMB one billion four hundred and fourteen million two hundred and eighty-five thousand seven hundred and fourteen (RMB1,414,285,714) (the “Investment Capital”) according to the terms and subject to the conditions of this Agreement, which investment shall represent the newly increased registered capital of the Target Company in the amount of RMB thirty-four million two hundred and ninety thousand (RMB34,290,000) (the “Increased Capital”). The part of the Investment Capital in excess of the Increased Capital, i.e. the amount of RMB one billion three hundred and seventy-nine million nine hundred and ninety-five thousand seven hundred and fourteen (RMB1,379,995,714) will be included as part of the capital reserve of the Target Company. After the completion of the Current Investment, Ctrip will acquire 34,290,000 shares of the Target Company, representing 30.00% of all the shares of the Target Company. Exhibit VII hereof sets forth in detail the respective paid-in capitals of the Target Company, number and percentage of shares held by shareholders prior to and after the completion of the Current Investment.

2.2                               Payment of Prices

2.2.1                     Payment of Investment Capital

Subject to the satisfaction or waiver of each of the Closing Conditions set forth in Article 3 hereof, Ctrip shall, according to the terms and subject to the conditions hereunder, on the Closing Date, pay in one lump sum RMB four hundred million (RMB400,000,000) in RMB cash to the capital increase account opened by the Target Company independently (see Article 2.2.2 hereof); thereafter, the remaining part of the Investment Capital, i.e. RMB one billion fourteen million two hundred and eighty-five thousand seven hundred and fourteen (RMB1,014,285,714), shall be paid to the capital increase account opened by the Target Company independently (see Article 2.2.2 hereof) by July 4, 2014.

2.2.2                     Capital Increase Account of the Target Company

The capital increase account mentioned in Article 2.2.1 is designated by the Target Company as follows:

Account Owner: Tongcheng Network Technology Co., Ltd.
Bank: Industrial and Commercial Bank of China, Suzhou Industrial Park Sub-branch
A/C: 1102130419400007146

2.3                               Waiver of Preemptive Right of Purchase

The Existing Shareholders agree to the completion of the Current Investment by the Current Investor, and hereby expressly waive the preemptive right of purchase and other restrictive rights (if any) they may have in the newly issued shares of the Target Company subscribed to by the Current Investor in the Current Investment.

2.4                               Shareholder’s Rights after the Completion of the Capital Increase

The Parties agree that after the closing of the Current Investment, the rights and obligations of the signing Parties shall be subject to this Agreement. If two or more of the signing Parties have executed any investment agreements prior to the effectiveness of this Agreement, the rights and obligations under such previously executed investment agreements shall be terminated. The signing Parties shall enjoy all the rights as shareholder of the Target Company conferred by transaction documents, and relevant laws, regulations and regulatory documents.

ARTICLE 3                                                                           CONDITIONS PRECEDENT TO CLOSING

3.1                               Closing Conditions

The performance or continued performance by Ctrip of all the obligations or covenants under this Agreement and other Basic Documents, and the payment of the Investment Capital by Ctrip according to Article 2 hereof, are conditional upon and subject to the satisfaction of each and all of the following conditions (at the sole discretion of the Current Investor), and the Current Investor may waive one or more of the following conditions in writing at its own discretion:

3.1.1                     the Current Investor having completed the detailed due diligence investigations and relevant supplementary investigations on the Target Group (including without limitation, business, financial and legal due diligence investigations), the results of which are satisfactory to the Current Investor;

3.1.2                     the Basic Documents having been duly executed by all the Parties except the Current Investor, and the duly executed originals thereof having been submitted to the Current Investor;

3.1.3                     with respect to the Basic Documents that have been executed prior to the Closing Date or will be executed on the Closing Date, as well as the transactions involved in this Agreement and such Basic Documents (including without limitation the Current Investment), each of the Corporate Shareholders and the Target Group having duly carried out all the corporate procedures relating thereto, so as to enable itself to execute and perform such Basic Documents and give effect to such relevant transactions, and having provided the Current Investor with photocopies of the relevant resolutions (together with all the attachments thereto) duly certified by a director or the legal representative/managing partner;

3.1.4                     the Joint Warranties of Team Shareholders and Target Group and the Institutional Investor Warranties provided in Article 5 and Exhibit III and Exhibit IV hereof being true, accurate, complete and not misleading, and containing no misrepresentations or material omissions as of the Closing Date;

3.1.5                     with respect to the Basic Documents that have been executed prior to the Closing Date or will be executed on the Closing Date, each of the Team Shareholders, the Institutional Investors and the Target Group having performed and complied in all respects with all agreements and obligations required by the Basic Documents to be performed or complied with by it as a party thereof on or prior to the Closing Date;

3.1.6                     there having been no material adverse changes to the current operations, running, assets and financial conditions of the Target Company as of the Closing Date, and no events having occurred that will or may lead to such material adverse changes;

3.1.7                     the Target Company having adopted the resolutions of the shareholders’ meeting to approve the increase of the number of the directors from 15 (namely Wu Zhixiang, Wu Jian, Wang Zhuan, Zhang Hailong, Ma Heping, Long Xiaoxin, Liu Biao, Wu Jiazhu, Lin Haifeng, Xu Liang, Chen Zhiyi, Guo Ao, Zhu Qiaoming, Zhang Peng and Liu Wei, of whom Guo Ao, Zhu Qiaoming, Zhang Peng and Liu Wei are independent directors and Wu Zhixiang is the chairman of the Board) to 19, 4 of whom may be nominated by Ctrip, and the directors nominated by Ctrip having been elected as director of the Target Company at its shareholders’ meeting (effective from the Closing Date);

3.1.8                     the Target Company having adopted the resolutions of the shareholders’ meeting to approve the increase of the number of the supervisors from 5 (namely Wu Hao, Wang Qiang, Wang Xiaozhong, Mai Tianjun and Feng Chunlei) to 6, one of whom may be nominated by Ctrip, and the supervisor nominated by Ctrip having been elected as supervisor of the Target Company at its shareholders’ meeting (effective from the Closing Date);

3.1.9                     the Target Company having updated its share register and issued the share certificate to the Current Investor;

3.1.10              the Current Investor’s executive director or the right owner thereof or the investment decision-making committee (if applicable) having approved the closing, and the Current Investor having provided the Existing Shareholders with photocopies of relevant resolutions;

3.1.11              if, as required by the Current Investment, any Party needs to obtain approvals, consents or filings from any third party, or to send a notice to a third party, all such approvals, consents or files and the acknowledgement of receipt for such notices (excluding the procedures in respect of appraisal and filing of state-owned assets relating to the Current Investment) having been obtained and submitted to the Current Investor, including without limitation, the Target Company having obtained the written consent of Citic Bank, Suzhou Branch under the Over drafting Contract for Corporate Accounts of Citic Bank entered into by and between Citic Bank, Suzhou Branch and the Target Company, and the acknowledgement of receipt issued by China Merchants Bank, Suzhou Industrial Park Sub-branch confirming its receipt of relevant notices;

3.1.12              no Governmental Authority having formulated, published, promulgated, implemented or adopted any law or government order that may render any transaction contemplated under any of the Basic Documents illegal or otherwise restrict or prohibit the transactions contemplated under any of the Basic Documents;

3.1.13              there being no existing, pending or threatened litigation, judicial or administrative proceedings, investigations (whether civil, criminal or administrative) or arbitration claims (collectively the “Claims”) against any Group Company, any Existing Shareholder or the business any Group Company is currently conducted or intends to conduct, which are intended to restrict the transactions contemplated in the Basic Documents, or materially change the terms of such transactions, or may, based on the Current Investor’s reasonable and good faith judgment, render the accomplishment of such transactions unrealizable or illegal, or make it unadvisable to proceed with such transactions, or may have material adverse effect on any Group Company, any Existing Shareholder or the business any Group Company is currently conducted or intends to conduct.

ARTICLE 4                                                                           CLOSING

4.1                               Time and Venue

The closing shall take place at the registered address of the Target Company on the Closing Date, or such other time and manner as otherwise agreed by the Parties or decided pursuant to Article 4.4 hereof.

4.2                               Obligations at Closing

The Team Shareholders, Institutional Investors and each of the Group Companies shall deliver to the Current Investor such documents, or take such actions, as set forth in Exhibit VI hereof on the Closing Date.

4.3                               Covenants of the Parties

(1)                                 The Team Shareholders and each Group Company shall do its best efforts to make sure that the Closing Conditions provided in Article 3 are satisfied as soon as practicable after the Execution Date hereof, and in no cases later than the 30th Business Day after the Execution Date hereof (the “Expected Closing Date”).

(2)                                 Each Party shall provide the other Parties, as soon as practicable, with all the information and documents, and take such actions, as reasonably requested by the other Parties with respect to the satisfaction of the Closing Conditions.

4.4                               Actions to be Taken Pending the Satisfaction of the Closing Conditions at the Expected Closing Date

If any one of the Closing Conditions provided in Article 3 fails to be satisfied or waived as at the Expected Closing Date, the Current Investor may, without precluding the other rights and remedies it may have under this Agreement or applicable laws, elect to:

4.4.1                     postpone the closing to a date later than the Expected Closing Date;

4.4.2                     effect the closing based upon the then current actual situation; or

4.4.3                     terminate this Agreement pursuant to Article 12.

4.5                               Further Assurances

Each Party shall take all necessary actions to perform its obligations and give effect to this Agreement and each of the Basic Documents, including exercising the voting rights in its stocks, and shall take other necessary actions to procure the prompt and full performance of and compliance with the terms of this Agreement and the other Basic Documents. No Party shall take any action that may reasonably be expected by it to impede, jeopardize or seriously prevent the transactions contemplated hereunder.

ARTICLE 5                                                                           COVENANTS AND WARRANTIES

5.1                               Warranties

5.1.1                     Joint Warranties of Team Shareholders and Target Group

The Team Shareholders and the Target Group hereby make, jointly and severally, the Joint Warranties of Team Shareholders and Target Group as set forth in Exhibit III hereof (except otherwise disclosed in the disclosure schedules provided by the Team Shareholders and the Target Group to the Current Investor) to the Current Investor, and acknowledge that the Current Investor relies upon the Joint Warranties of Team Shareholders and Target Group to enter into this Agreement.

5.1.2                     Institutional Investor Warranties

Except otherwise disclosed in writing in the disclosure schedules, the Institutional Investor hereby makes the Institutional Investor Warranties as set forth in Exhibit IV hereof to the Current Investor, and acknowledge that the Current Investor relies upon the Institutional Investor Warranties to enter into this Agreement.

5.2                               Understanding of Claims

The Current Investor is not aware of any other actual or presumed information regarding the Team Shareholders, Institutional Investors or the Target Group, and no investigations conducted by or on behalf of the Current Investor shall preclude the indemnity claims of the Current Investor under Article 11. The fact that the Current Investor is aware, should be aware or should be presumed to be aware, of any information shall not constitute a defense against the claims in respect of the Joint Warranties of Team Shareholders and Target Group or the Institutional Investor Warranties, except as expressly disclosed in writing in the disclosure schedules separately issued by the Team Shareholders, Institutional Investors and the Target Group to the Current Investor and confirmed by the Current Investor, subject to Articles 11.3, 11.4 and 11.5 hereof.

5.3                               Severability and Independence

Each of the Team Shareholders and Group Companies shall jointly guarantee to undertake joint liabilities for warranties; provided, however, that the Joint Warranties of Team Shareholders and Target Group and the Institutional Investor Warranties shall be separate from and independent of each other, which means that none of the Team Shareholders or Target Group shall guarantee to undertake any obligations, covenants or responsibilities toward the Institutional Investors, nor shall the Institutional Investors guarantee to undertake any obligations, covenants or responsibilities toward the Team Shareholders or Target Group.

5.4                               Re-Making at Closing

The Joint Warranties of Team Shareholders and Target Group and the Institutional Investor Warranties shall be deemed to be re-made by the relevant Parties to the Current Investor on the Closing Date, as if they were made on such date.

In case any of the Joint Warranties of Team Shareholders and Target Group is not true, inaccurate, incomplete or misleading or contains misrepresentations, the Team Shareholders and the Target Group shall be jointly responsible for indemnification to the Current Investor; if any of the Institutional Investor Warranties is not true, inaccurate, incomplete or misleading or contains misrepresentations or material omissions, the Institutional Investors shall be responsible for indemnification to the Current Investor.

ARTICLE 6                         PRE-CLOSING OBLIGATIONS

6.1                               Default Notice

6.1.1                     From the Execution Date to the Closing Date, the Target Group shall make sure, and the Team Shareholders shall cause the Target Group to make sure, the Joint Warranties of Team Shareholders and Target Group in respect of the business conduct and such other respects remain to be true, accurate, complete and do not contain false, misleading statement or material omissions, as if such warranties were made on the Closing Date.

6.1.2                     The Team Shareholders and the Target Group shall immediately inform the Current Investor of any event, condition or circumstances that occur prior to the Closing Date and may constitute a violation of the Joint Warranties of Team Shareholders and Target Group (Joint Warranties of Team Shareholders and Target Group are deemed to be made on any date that falls between the Execution Date and the Closing Date), or may constitute a violation of any terms and conditions of this Agreement.

6.1.3                     Without limiting the generality of the foregoing, the Target Group shall, and the Team Shareholders shall cause the Target Group, (i) to strictly comply with the PRC laws and regulations; (ii) not to take or refrain from taking any action that will cause the approvals necessary for the business it currently conducts or intends to conduct are revoked, expired or otherwise declared invalid; and (iii) not to take or refrain from taking any action that will bring material adverse change or effect on its business (including the business scope approved by all relevant Governmental Authority), operations, properties, financial conditions, proceeds or perspective.

6.2                               Restrictive Commitments

Except otherwise stipulated or required in this Agreement or other Basic Documents, from the Execution Date through the Closing Date, none of the Team Shareholders, Institutional Investors and Target Group shall, and they shall cause each of the other Group Companies not to, take any of the following actions without the prior written consent of the Current Investor:

6.2.1                     amend the Basic Documents or AOA of any Group Company;

6.2.2                     participate in merger or restructuring activities involving any Group Company;

6.2.3                     sell, mortgage, pledge, transfer, lease, displace or create other Encumbrances or otherwise dispose of any of the assets or business of any Group Company, other than in the ordinary course of business, or sell, purchase, mortgage or Encumber any material assets (in an amount exceeding RMB 5,000,000);

6.2.4                     grant or transfer the right of operation of any Group Company;

6.2.5                     engage in capital increase/decrease, merger, division, change of corporate form, reorganization, bankruptcy, liquidation, closure or voluntary dissolution of any Group Company;

6.2.6                     transfer the equity or interest in any Group Company to any third party, or entrance into an agreement for such arrangement;

6.2.7                     increase or decrease the number of the Board members of any Group Company, or replace or dismiss any director thereof;

6.2.8                     make public issuance or listing of any securities of any Group Company, which shall also include the selection or change of the sponsor, accountant, legal counsel and stock exchange for the listing, approval of appraisal of the listed stocks or other material listing-related conditions;

6.2.9                     establish any subsidiary for any Group Company with a total investment exceeding RMB 2 million, or acquire any material asset or business for a consideration exceeding RMB 2 million;

6.2.10              with respect to any Group Company, enter into with a third party, transfer, assign, delay or modify any vendor contract or business contract, or enter into, transfer, assign, delay or modify any rights or obligations under such contracts;

6.2.11              with respect to any Group Company, make any distribution to its shareholders in any form whatsoever;

6.2.12              borrow or lend money or obtain any financial support in the name of any Group Company, and provide security in an amount exceeding RMB 5 million or do similar acts;

6.2.13              substantially cease to engage or operate the business of any Group Company conducted as at the Execution Date, or change the material part of its business conducted as at the Execution Date, and make other material change to the business plan of any Group Company;

6.2.14              make settlement, compromise or concession with respect to the litigations, legal proceedings, arbitrations, mediations or other dispute resolution proceedings of any group Company;

6.2.15              cause or agree any Group Company to engage in any merger, recapitalization, reorganization, division, consolidation or similar, other or series of transactions that may result in change of control;

6.2.16              establish or adopt any share award or incentive plan and /or option plan, or change, alter or amend any such plan;

6.2.17              with respect to any Group Company, incur any expenditure exceeding the annual budget by 10%;

6.2.18              with respect to any Group Company, change its auditor or make significant changes to any of its accounting systems and policies; or

6.2.19              with respect to any Group Company, enter into a transaction or a series of transaction in an aggregate amount exceeding RMB 2 million with any of its shareholders other than Ctrip and Tencent, directors, officers or employees, or with any of the shareholders, directors, officers or employees of its affiliates.

ARTICLE 7                         OTHER OBLIGATIONS

7.1                               AIC Registration of the Target Company

The Target Company shall, and the Team Shareholders shall cause the Target Company to, as soon as practicable after the Closing Date (but in no cases later than 30 days after the Closing Date or subsequent date of payment), complete the AIC registrations relating to the Current Investment and the registrations for the change of its Board members, and obtain the updated business license that can reflect the results of the Current Investment (the “New Business License”).

The Target Company shall, and the Team Shareholders shall cause the Target Company to, as soon as practicable after the Closing Date (but in no cases later than 30 days after the Closing Date), present to the Current Investor the original of the New Business License and the new AOA retained by the AIC for record, and deliver the photocopies of the foregoing documents affixed with the common stamp of the Target Company (to certify that the photocopies are consistent with the originals).

7.2                               Tax Registration and other Registration

The Target Company shall, and the Team Shareholders shall cause the Target Company to, duly complete the relevant change registration of the tax registration certificate and other change registration procedures (if any) within 30 days after obtaining the New Business License.

The Target Company shall, and the Team Shareholders shall cause the Target Company to, present to the Current Investor the updated tax registration certificate of the Target Company, and provide the photocopies of the foregoing documents affixed with the common stamp of the Target Company (to certify that the photocopies are consistent with the originals) within 3 days after the completion of such change registration procedures.

7.3                               Record Filing for Appraisal of State-Owned Assets

Kai Feng Venture Capital Co., Ltd. shall complete the procedures for filing the appraisal results of the state-owned assets involved in the Current Investment, and submit the true and complete copy of the filing documents for appraisal results of the state-owned assets to the Current Investor within a period in compliance with the stipulations of the regulatory authority.

7.4                               Employee Incentive Shares

The Team Shareholders and the Target Group confirm that currently the Target Company has established Team Corporate Shareholders to hold the employee incentive shares. Prior to the completion of the Current Investment, the Team Corporate Shareholder hold in aggregate 11.885% of the total registered capital of the Target Company. The above employee incentive shares have been fully granted to the incentivized employees, and the Target Company has no plan to establish any new employee share incentive plan or grant any new employee incentive shares.

The Existing Shareholders and the Target Group undertake that after the completion of the Current Investment, the shareholding percentage of Ctrip in the Target Company (for the avoidance of doubts, the total shareholding percentage of Ctrip in the Target Company after the completion of the Current Investment will be 30%) will not be diluted as a result of the establishment or grant of employee incentive shares by the Target Company. The employee incentive shares have been distributed and granted in the form of pro rata give-away by the Team Shareholders or in the form of pro rata purchase from the Team Shareholders by the employees, and the list and line of grant are set forth in Appendix II of this Agreement.

7.5                               Non-Compete and Non-Solicitation

Each of the Individual Shareholders undertake to the Current Investor that for so long as he/she holds an interest or a position as director or executive in any Group Company, and within two years after he/she transfers all of the interests he/she holds in each Group Company and the persons designated by him/her have resigned from each Group Company, such Individual Shareholders will NOT, directly or indirectly through any of its Affiliates,:

7.5.1                     in any places where the Target Group conducts business or intends to conduct business, conduct or engage in any business that competes or may compete directly or indirectly with the Target Company, or engage or participate in any business that competes or may compete directly or indirectly with the Target Company in a capacity as shareholder, director, employee, partner, agent, consultant or otherwise. For the avoidance of doubts, if the Target Group shifts or adjusts its business orientation in the future, the scope of the competitive business shall be adjusted accordingly.

7.5.2                     solicit, lure, or attempt to solicit or lure any person, firm, company or organization as the Target Group’s user, customer, identified potential user or customer, supplier, representative, business contractor, agent or liaison, to break from the Target Group;

7.5.3                     employ, solicit or lure, or attempt to employ, solicit or lure, the Target Group’s officers, managers or employees to quit the Target Group, whether or not the departure of such persons constitutes a violation of contract; or

7.5.4                     with respect to any transaction or business, use the logos, similar marks, other names or other works used by the Target Group as part of the name of any of his/her controlled companies, or as part of the name of any systems, services or similar terms, which may cause confusion with the names, business or products of the Target Group.

7.6                               Certificates, Licenses and Compliance of the Target Company

The Target Company shall, and the Existing Shareholders shall cause the Target Company to, as soon as practicable after the Closing Date, do its best efforts to obtain the following certificates, licenses, filings or complete the following matters: (1) obtain the surveying and mapping qualification certificate; (2) complete the change registration for the value-added telecom service license held by the Target Company; (3) apply to China Insurance Regulatory Commission (“CIRC”) for nationwide insurance agency business license, and perform its written filing or reporting obligations to CIRC with respect to its Internet insurance agency sale business; meanwhile, the group Company shall properly adjust its current insurance business model as reasonably requested by the Current Investor; (4) increase the number of insurance types of sideline insurance agency business approved to be operated by the Target Company and Tongcheng International Travel Agency (Suzhou) Co., Ltd, so as to satisfy the actual business needs of the Group Company; and (5) file to register the “two fishes” trademark  under Category 35, gradually reduce the use of the word and graphic trademark of “17u.net,” seek substitute marks to be used in the business operation of the Group Company, and further standardize the use and application for registration of its trademarks as reasonably requested by the Current Investor.

7.7                               Employee and Labor Related Matters

The Target Group shall, and the Existing Shareholders shall cause the Target Group to, as soon as practicable after the Closing Date, do its best efforts to complete and obtain the approval for the synthetically calculated working hours system to be adopted on the staff of its booking center.

The Target Group shall, and the Existing Shareholders shall cause the Target Group to, as soon as practicable after the Closing Date, do its best efforts to make full payment of social insurance and housing fund premiums for all its employees based on their actual income, and pay the overtime work compensation according to the relevant laws.

7.8                               Deregistration of Li Xun Software Development Co., Ltd. of Suzhou Industrial Park

The Target Group and the Team Shareholders shall cause Li Xun Software Development Co., Ltd. of Suzhou Industrial Park to complete its deregistration procedures at AIC as soon as practicable.

7.9                               Exclusivity

The Target Group, Team Shareholders and Institutional Investors undertakes that prior to the earlier of the Closing Date and the termination date of this Agreement, without the prior written consent of the Current Investor, they shall not, directly or indirectly, and shall cause their respective Affiliates, directors, supervisors, officers, employees, representatives or agents not to:

7.9.1                     initiate, trigger or encourage the sale, purchase or other disposal involving the shares or assets of the Target Group, or any inquiry, quotation or offer for the merger, acquisition or combination involving the Target Group (each a “Substitute Transaction”);

7.9.2                     participate in any discussions or negotiations with respect to the Substitute Transaction, or provide or disclose any information about the Target Group with respect to the Substitute Transaction; or

7.9.3                     enter into any agreement, arrangement or understanding, binding or non-binding, written or oral, with respect to the Substitute Transaction.

7.10                        Obligations under Anti-Monopoly Law (AML)

The Current Investor hereby irrevocably agrees that if the Current Investment triggers an AML filing under the PRC laws (including without limitation the filing for concentration of undertakings), it will:

(1)                                 immediately take all actions to make AML filing (including without limitation the filing for concentration of undertakings) to the competent authority, and further submit other necessary filing materials as required by the competent authority;

(2)                                 do its best efforts to take, or cause to be taken, all actions to complete or cause to be completed all necessary measures required by laws or the competent authority, including without limitation: to obtain any and all permits, consents, approvals, authorizations, qualifications and instructions; to sell, divest, dispose or hold the  relevant assets, properties, business of the Current Investor and/or the assets, properties or business under the Current Investment, so as to realize the goal of unconditionally obtaining the AML clearances (including without limitation the filing for concentration of undertakings) under the PRC laws.

ARTICLE 8                         CONFIDENTIALITY; RESTRICTIONS ON ANNOUNCEMENT

8.1                               General Obligations

8.1.1                     Each Party undertakes to the other Parties that without the prior written consent of the relevant Parties, it will not, and will guarantee that each of its directors, current equity holders, current or future partners, shareholders, advisors, managers, employees, agents, auditors and professional consultants (collectively the “Representatives”) will not, disclose any Confidential Information to any third party, or use any Confidential Information to the detriment of the interests of the relevant Parties.

8.1.2                     The term “Confidential Information” used in this Article 8 shall mean:

(a)                                 any information in possession of any Party or its directors, managers or employees regarding its organization, business, technology, investment, finance, transactions or affairs, whether made in written, oral or other form, and irrespective of whether such information has been provided prior to, on or after the Execution Date;

(b)                                 the terms of this Agreement, the terms of any other Basic Document, identity information of the Parties and their respective Affiliates; and

(c)                                  any other information and materials prepared by a Party or its Representatives which contain or reflect or originate from the Confidential Information.

8.1.3                     Each Party shall guarantee that its Representatives will comply with the obligations provided in this Article 8 as if they were a party to this Agreement.

8.2                               Exceptions

Article 8.1 shall not apply to such disclosure of the Confidential Information:

8.2.1                     as is generally known by the public, not due to a disclosure made by a Party or any of its Representatives in violation hereof;

8.2.2                     as is made by a Party to one of its Representatives; provided that such Representatives shall (i) have the same confidentiality obligations, or (ii) be bound by confidentiality obligations imposed by their occupation;

8.2.3                     as is made by a Party to its Affiliates and Representatives; provided that such Affiliates shall (i) have the same confidentiality obligations, or (ii) be bound by confidentiality obligations imposed by their occupation; or

8.2.4                     as is made after a prior notice has been sent to the other Parties (to the extent feasible) and under any feasible arrangement subject to protection of the Confidential Information, if such disclosure is made as required by the rules of the stock exchange due to the fact that a Party or its parent/general partner or Affiliate is listed on such stock exchange, or required by applicable laws, government rules, judicial or administrative proceedings, or required by any judicial action or proceedings originating from or in relation to this Agreement or any other Basic Document.

8.3                               Public Announcements

Unless otherwise required by laws, Governmental Authorities, or the stock exchange where a Party or its parent/general partner or Affiliate is listed, or unless otherwise agreed by the Parties, neither Party shall make public announcements with respect to the relationship between the Parties without the prior written consent of all the other Parties.

ARTICLE 9                         SHAREHOLDERS’ RIGHTS AND OTHER AGREEMENTS AMONG SHAREHOLDERS

9.1                               Restrictions on Share Transfer

In addition to the share transfer restrictions provided in the AOA, the transfer of the Target Group’s shares shall be subject to the following restrictions:

9.1.1                     Without the written consent of the Team Shareholders, in no cases shall the Current Investor and the Institutional Investors transfer, give away or dispose of any of the shares it holds to any of the competitors of the Target Group or Baidu (including its affiliated companies), Alibaba (including its affiliated companies) and Qihu (including its affiliated companies). The competitors of the Target Group include the travel booking e-commerce companies (such as elong, mango, Tempus, meituan, Expedia and its affiliated companies, Priceline and its affiliated companies), travel community companies (such as mafengwo and daodao), and travel search companies (such as qunar, kuxun and taobaotrip). This transfer restriction shall lose effect automatically when (i) the Target Company is listed; or (ii) the Team Shareholders whose number of shares held in the Target Company exceed half of the total number of shares held by all the Team Shareholders have agreed or decided to transfer or sell all or part of the shares they hold to the above competitors.

9.1.2                     Without the consent of more than half of the directors at the then-current Board, the Current Investor shall not transfer any of the shares it holds in the Target Company within three (3) years after the Closing Date of the Current Investment; such restriction shall be released on the expiry date of such three (3) years’ period or the date on which the Target Company’s IPO occurs, whichever is earlier.

9.1.3                     Notwithstanding any other provisions herein, no transfer may take place, unless (a) the transferee has agreed in writing to be bound by the terms and conditions of this Agreement and the AOA, which may be amended and restated upon the agreement between the Parties and the transferee; and (b) the transfer is in compliance with other relevant provisions of this Agreement and AOA in all respects.

9.2                               Co-Sale Right

9.2.1                     Subject to the terms of the AOA and Article 9.1 hereof, and without restricting the right of any of the Current Investor and/or the Institutional Investors to exercise its right of first refusal pursuant to the AOA, with respect to the Proposed Transfer (as defined in the AOA, the same below) of the Offer Shares (as defined in the AOA, the same below), if any of the Current Investor and/or the Institutional Investors fails to exercise the right of first refusal under the AOA, such party who fails to exercise the right shall have the right, but no obligation, to transfer, at its sole discretion, a certain number of the Offer Shares together with the Transferor (as defined in the AOA, the same below) on the same conditions and terms and at the same prices as provided in the transfer notice (such right being the “Co-Sale Right”). The number of shares of the Target Company each of the Current Investor or the Institutional Investors is entitled to sell by exercising its Co-Sale Right shall be calculated by multiplying the Offer Shares by a fraction, the numerator of which shall be the number of shares of the Target Company held by such party (the Current Investor or the Institutional Investor), and the denominator of which shall be the sum of the number of shares of the Target Company held by the Transferor and all the parties (the Current Investor or the Institutional Investor) that intend to exercise the Co-Sale Right.

If the Current Investor and/or the Institutional Investors elects to exercise the Co-Sale Right, it shall send a written notice within thirty (30) Business Days after the Offer Period (as defined in the AOA, the same below), which shall specify the number of shares involved in the Co-Sale Right it elects to exercise. Such written notice is irrevocable, and shall be binding on the Current Investor and/or Venture Capital Shareholders for their transfer of such shares based on the terms, conditions and prices set forth in the Transfer Notice (as defined in the AOA, the same below). If the Current Investor and/or the Institutional Investors elects to exercise the Co-Sale Right, the Transferor shall take such actions including without limitation, reducing the proportion of the shares it intends to sell, so as to help the realization of the Co-Sale Right.

If the Transferor, third party (in the case of Proposed Transfer) or the proposed Transferee (in the case of accepted offer defined in the AOA) identified in the Transfer Notice does not accept the exercise of the Co-Sale Right by the Current Investor and/or Institutional Investors, such offer of share transfer shall be invalid and all the expected transfer shall be null; no Transferor shall transfer any Offer Shares to any third party or the Transferee.

9.2.2                     Subject to the terms of the AOA and Article 9.2.1 hereof, the Transferor may transfer all of the Offer Shares to a third Party (in the case of Proposed Transfer) or the proposed Transferee (in the case of accepted offer defined in the AOA) identified in the Transfer Notice according to the terms and conditions specified in the Transfer Notice; provided, however, that (i) such sale shall be bona fide; (ii) the price offered to the Transferee shall not be lower than the Offer Price (as defined in the AOA, the same below), and the terms and conditions of such sale shall not be more favorable than those offered to the Transferor and specified in the Transfer Notice; (iii) the transfer shall be conducted within three (3) months after the Transfer Notice is sent; and (iv) the Transferee shall agree not to compete with the primary business engaged by the Target Group or any Party (or such Party’s affiliated company). If such transfer fails to take place during such three (3) months’ period for any reason whatsoever, the restrictions and procedures stipulated in the AOA and this Article 9.2 shall be re-applied.

9.2.3                     Notwithstanding anything herein to the contrary, if the Current Investor and/or the Institutional Investors intends to transfer all or part of the equity interests it holds in the Target Company to their respective Affiliates, none of the Existing Shareholders shall enjoy any form of right of first refusal or Co-Sale Right with respect to such equity interests.

9.3                               Liquidation Preference

9.3.1                     If the Parties decide to liquidate the Target Company pursuant to the terms of the AOA, the remaining properties of the Target Company, after repayment of the costs stipulated by the law (liquidation cost, employee salaries, social insurance premiums and statutory compensation, taxes owed and the debts of the Target Company), shall be distributed according to the following rules (the “Distribution Rules”):

(a)                                 The Current Investor shall be entitled to have priority over the other shareholders in obtaining the dividends approved by the resolutions of the shareholder’s meeting, declared but undistributed, or already distributed but not yet paid to the Current Investor, and in obtaining the liquidation proceeds calculated in either of the following manner, whichever results in a higher amount: (i) which is equivalent to a 10% yearly rate of return (calculated at simple rate) on the Investment Capital of the Current Investor; if the distributable properties of the Target Company at that time are not sufficient to pay such liquidation proceeds to the Current Investor, the Current Investor may obtain all the distributable properties of the Target Company according to its then-current relative shareholding percentage in the Target Company; or (ii) which is equivalent to a percentage of all the distributable properties of the Target Company calculated according to the proportion of the number of shares then held by the Current Investor to the total shares of the Target Company.

(b)                                 After the amounts owed to the Current Investor have been fully repaid, with respect to the remaining distributable properties of the Target Company, Litong (as defined in Exhibit I hereof), Century Huixiang (as defined in Exhibit I hereof) and Boyu (as defined in Exhibit I hereof) shall have priority over the other shareholders in obtaining the dividends approved by the resolutions of the shareholder’s meeting, declared but undistributed, or already distributed but not yet paid to Litong, Century Huixiang and Boyu, and in obtaining the liquidation proceeds calculated in either of the following manner, whichever results in a higher amount: (i) which is equivalent to a 10% yearly rate of return (calculated at simple rate) on the investment capital of Litong, the investment capital of Century Huixiang and the investment capital of Boyu; if the distributable properties of the Target Company at that time are not sufficient to pay such liquidation proceeds to Litong, Century Huixiang and Boyu, Litong, Century Huixiang and Boyu may obtain all the distributable properties of the Target Company according to their respective then-current relative shareholding percentage in the Target Company; or (ii) which is equivalent to a percentage of all the distributable properties of the Target Company calculated according to the proportion of the number of shares then held by Litong, Century Huixiang and Boyu respectively to the total shares of the Target Company.

(c)                                  After the amounts owed to the Current Investor, Litong, Century Huixiang and Boyu have been fully repaid, with respect to the remaining distributable properties of the Target Company, Century Kaihua, Tencent Industry and Venture Capital Shareholders shall be entitled to exercise their liquidation preference right according to their chronical sequence in investing the Target Company, which means that the shareholder investing the Target Company at a later time shall have the priority over the shareholder investing the Target Company at an earlier time. The liquidation amounts available to them shall be determined as described in the above paragraph (a); and

(d)                                 After all the above three payments are fully made, any remaining distributable properties of the Target Company will be distributed among the shareholders other than the Current Investor and the Institutional Investors according to their respective percentage of investment.

9.3.2                     The Team Shareholders hereby undertake that at the time of liquidation, if the Target Company is unable to fully distribute the litigation proceeds to the Current Investor and the Institutional Investors as provided in Article 9.3.1 hereof for any reasons whatsoever (including without limitation the restrictions imposed by the PRC laws), the Team Shareholders will make up for the shortfall, provided that such obligation shall be limited to the amount of liquidation proceeds actually received by the Team Shareholders from the Target Company.

9.4                               Anti-Dilution Right

9.4.1                     If the Target Company intends to issue securities to any subscriber, and the actual final per share price or per percentage of equity price of such securities acquired by the subscriber (the “New Lower Price”) is lower than that paid by the Current Investor or Institutional Investors for subscribing for their respective shares in the Target Company, the Current Investor or such Institutional Investors shall be entitled to require an anti-dilution protection based on the New Lower Price, including without limitation, to further acquire the securities issued by the Target Company for zero consideration or the minimum consideration allowed by the law, so as to make the per share price or per percentage of equity price of the shares of the Target Company purchased by the Current Investor or such Institutional Investors be equal to the New Lower Price.

9.4.2                     If the arrangement described in the above Article 9.4.1 becomes unfeasible due to reasons of the PRC legal provisions, then to the extent permitted by the PRC laws and regulations and subject to necessary approvals of the PRC government, as an substitute arrangement, the Current Investor and/or the Institutional Investors may require the Individual Shareholders to undertake the anti-dilution obligations of the Target Company provided in the previous paragraph; for this purpose and as a protective measure against full assessment dilution, each of the Individual Shareholders shall transfer some of the shares it holds in the Target Company to the Current Investor and/or the Institutional Investors at a nominal consideration of RMB one (RMB1) or such other minimum price allowed by the law, so that after the transfer of such additional shares, the per share price paid by the Current Investor and/or the Institutional Investors for all the shares it holds in the Target Company (including the shares acquired under the Current Investment and such additional shares) is equivalent to the New Lower Price. The Individual Shareholders shall distribute among themselves the number of shares of the Target Company that should be transferred to the Current Investor and/or the Institutional Investors based on their respective relative shareholding percentage in the Target Company.

9.4.3                     The Current Investor and the Institutional Investors agree that even if the occurrence of any of the following circumstance results in the dilution of their respective shares in the Target Company, they will not exercise the rights agreed in this Article 9.4: (1) the acquisition of any other entity with the shares of the Target Company used as the consideration, which acquisition has been consented to in writing by the Current Investor and the Institutional Investors; or (2) to the extent allowed by the AOA, the issuance of new shares under an employee option plan of the Target Company or other incentive stock arrangement approved by the Board of the Target Company; or (3) to the extent allowed by the AOA, the restructuring conducted for purposes of the listing of the Target Company.

9.4.4                     For purposes of this Article, all the relevant Parties shall execute all necessary legal instruments and take all necessary actions, including without limitation executing relevant share transfer agreement, resolutions of shareholders’ meeting, etc. and amending this Agreement and the AOA of the Target Company, so as to procure the simultaneous closing and completion of (i) the adjustments that should be made to the number or percentage of the shares held by the Current Investor and the Institutional Investors in the Target Company pursuant to the anti-dilution clause; and (ii) the issuance of securities by the Target Company. The Parties acknowledge that notwithstanding anything to the contrary in this Agreement or any other Basic Document, once the anti-dilution clause is triggered, the Target Company shall not issue securities to any subscriber until the adjustments that should be made to the number or percentage of the shares held by the Current Investor and the Institutional Investors in the Target Company pursuant to the anti-dilution clause have been completed.

9.5                               Drag-along Right

If a shareholder who holds more than 75% of the shares in the Target Company (the “Majority Shareholder”) decides, prior to the initial public offering of the Target Company, to sell the Target Company to a third party, the other shareholders shall follow the instructions of such Majority Shareholder by selling their respective shares in the Target Company to such third party at the same price. (If the acquiring shareholder is Ctrip, Tencent shall be entitled to convert its shares in the Target Company to Ctrip shares at the purchase price, in which case Ctrip undertakes not to trigger its management shareholder protective plan; if the acquiring shareholder is a competitor of Tencent, such acquisition shall be consented to by Tencent; the acquiring shareholder shall guarantee that after the acquisition, no shares of the Target Company will be transferred to a competitor of Ctrip or Tencent without the consent from Ctrip or Tencent, and such competitors shall include Baidu (including its affiliated companies and Affiliates), Alibaba (including its affiliated companies and Affiliates) and Qihu (including its affiliated companies and Affiliates).)

In addition, if a Team Shareholder transfers its shares in the Target Company to a third party to the extent allowed by the law and the AOA, Ctrip and Tencent may require the sale of its shares then held by them according to their respective shareholding percentage at that time.

9.6                               Support for Independent Development of the Target Group; Support for Tongcheng Listing

The Parties undertake that after the closing of the Current Investment, the Parties will support the independent development of the Target Group and support the independent listing of the Target Company, and for such purposes, notwithstanding anything contained in this Agreement and the AOA:

(a)                                 within four (4) years after the closing of the Current Investment or up till the completion of the listing of the Target Company (whichever is earlier), the Current Investor and/or the Institutional Investors shall not realize the relative or absolute control over the Target Company via subscription for capital increase, purchase of the shares transferred or otherwise without the written consent of the Team Shareholders;

(b)                                 within four (4) years after the closing of the Current Investment or up till the completion of the listing of the Target Company (whichever is earlier), the Chairman and other Key Managerial Positions (as defined in the AOA, the same below) of the Target Company shall remain to be held by the same persons as those as of the Execution Date; after the expiry of such period, the election and changes to the Chairman and other Key Managerial Positions (as defined in the AOA, the same below) of the Target Company shall obtain the written consent of more than half of the Board directors;

(c)                                  the Parties agree to condense the number of directors of the Target Company in the future and after such condensing, the directors shall be nominated by the shareholders according to their respective shareholding percentage; the Parties shall cast affirmative vote at the shareholders’ meetings electing, dismissing and replacing directors to cause the above objective to be realized;

(d)                                 each of Tencent and the Current Investor agrees and undertakes that if the listing of the Target Company is blocked due to competition or connected party transactions between it or its Affiliate and the Target Company, it will seek solutions to eliminate such blocks within six (6) months after the date on which the Board meeting or the shareholders’ meeting adopts the resolution to start IPO process, to facilitate the smooth IPO of the Target Company;

(e)                                  the Current Investor and the Institutional Investors agree that in order to clear the way for the IPO of the Target Company, if during the IPO process of the Target Company, any of the special rights they have under this Agreement and/or the AOA or the voting mechanism stipulated in the AOA are not in compliance with the relevant rules of the IPO, or cause substantial barriers to the IPO of the Target Company, the Current Investor and the Institutional Investors agree to revise relevant terms until the IPO conditions are satisfied;

(f)                                   the Parties agree that if the shareholders’ meeting of the Target Company resolves to implement an overseas listing plan for the Target Company, the Parties will execute necessary documents and take necessary steps to facilitate the restructuring of the Group Company to which the Target Company is affiliated.

9.7                               Inspection; Audit

The Target Company shall provide, and the Team Shareholders shall procure each of the Group Companies to provide, the Current Investor and the Institutional Investors and their respective authorized representatives with access to the accounting books and records of such Target Company with a reasonably prior written notice and during the normal business hours of such Group Company, and shall permit them to make abstracts from, or take copies of, such accounting books and records, and also provide them with free access to all the properties and assets of the Group Company. The Target Company shall allow, and the Team Shareholders shall procure, the Group Company to provide full cooperation to the Current Investor and the Institutional Investors and their respective authorized representatives. The Current Investor and the Institutional Investors shall be entitled to appoint auditors to inspect and audit any and all of the financial statements of each of the Group Company, including without limitation any balance sheet, income statement, cash flow statement and profit and loss statement, accounting books, records or certain accounting issues (the “Records”). Each of the Group Companies and Team Shareholders agrees to provide necessary conditions and materials to the Current Investor and the Institutional Investors and their auditors for them to complete the auditing work, including without limitation, providing the Current Investor and the Institutional Investors and their auditors with all information, access and assistance that may be reasonably requested by them, and allowing them to access senior management members of any Group Company, who shall provide written response within thirty (30) days after the receipt of such request.

For the avoidance of doubts, the Current Investor may be entitled to the rights described in the previous paragraph only after the completion of the closing. From the Execution Date through the Closing Date, the Current Investor may only be entitled to information access right, namely: after receiving five (5) Business Days’ prior written notice from the Current Investor, the Team Shareholder and the Target Group shall give the Current Investor and its accountant, counsel and other advisors free access to the premises and site and full access to relevant documents, information, accounting books and Records, and shall instruct its management personnel to provide the Current Investor or any such person with all information and explanations at the reasonable request of the Current Investor.

ARTICLE 10                       TAXES, FEES AND EXPENSES

The Parties agree that they each shall be solely responsible for any costs and expenses incurred by the Current Investor for completion of the Current Investment, including without limitation the professional service fee incurred by this Current Investor and its advisors (including without limitation legal counsels and financial advisors) in connection with the conduction of the due diligence investigations, drafting or review of the Investment Agreement, other relevant agreements mentioned in the Investment Agreement and other documents involved in the Current Investment, and participation in negotiations, as well as all the other out-of-pocket expenses.

ARTICLE 11                       INDEMNIFICATION

11.1                        Indemnification by Team Shareholders and Target Group

The Team Shareholders and each Group Company shall indemnify and hold harmless the Current Investor and its Affiliates, successors and assigns (each an “Investor Indemnitee”) from and against all losses, damages, liabilities, claims, proceedings, costs and expenses (including the expenses, compensation and other advisory costs reasonably incurred by the Investor Indemnitees in suits relating to the investigations or assessment of the Claims with the indemnifying party or any third party, collectively the “Losses”) resulting from, arising out of or relating to the fact that the Joint Warranties of Team Shareholders and Target Group are untrue, inaccurate, incomplete or contain false, misleading statement or material omissions, or that the Team Shareholders or the Target Group breach other undertakings or agreements in this Agreement.

The amount of indemnities paid to any such Investor Indemnitee shall be sufficient to make up for the loss in value arising from such breach as suffered by the shares of the Target Company subscribed for by the Investor Indemnitee pursuant to this Agreement. Any indemnities arising from the fact that the Joint Warranties of Team Shareholders and Target Group are untrue, inaccurate, incomplete or contain false, misleading statement or material omissions, as provided in this Article 11.1, shall restore the Investor Indemnitees to the state when no such breach has ever occurred.

11.2                        Indemnifications by Institutional Investors

The Institutional Investors shall indemnify and hold harmless the Investor Indemnitees from and against all Losses resulting from, arising out of or relating to the fact that the Institutional Investor Warranties are untrue, inaccurate, incomplete or contain false, misleading statement or material omissions, or that the Institutional Investor breach other undertakings or agreements in this Agreement.

Any indemnities arising from the fact that the Institutional Investor Warranties are untrue, inaccurate, incomplete or contain false, misleading statement or material omissions, as provided in this Article 11.2, shall restore the Investor Indemnitees to the state when no such breach has ever occurred.

11.3                        Tax Indemnification

11.3.1              The Team Shareholders shall indemnify and hold harmless the Investor Indemnitees and the Target Group from and against any Losses arising from any tax liabilities or claims of the Target Group that occur prior to the Closing Date or occur as a result of any acts or omissions prior to the Closing Date but are not reflected until after the Closing Date, irrespective of (a) whether such liabilities, claims or relevant matters have been disclosed to the Current Investor; (b) whether such liabilities or claims occur before or after the Closing Date; or (c) whether the Current Investor is actually or presumably aware of such liabilities or claims.

11.3.2              The abovementioned indemnification made by the Team Shareholders to the Investor Indemnitees and the Group Companies shall restore the Investor Indemnitees and the Group Companies to the state when no such breach has ever occurred.

11.4                        Indemnifications for Failure to Complete the Closing due to Willful or Negligent Conduct

11.4.1              The Team Shareholders and the Target Group shall do their respective best efforts to cause the Closing Conditions provided in Article 3 hereof to be satisfied as soon as practicable after the Execution Date hereof, and should in no event be later than the Expected Closing Date. In addition, the Institutional Investors shall also provide all necessary reasonable assistance in time for the Team Shareholders and the Target Group to cause the satisfaction of all the Closing Conditions as soon as practicable.

11.4.2              If any of the Closing Conditions fails to be satisfied by the Expected Closing Date due to the willful acts, omissions or gross negligence of the Team Shareholders and the Target Group, the Team Shareholders and the Target Group shall indemnify the Current Investor all direct Losses thus incurred, including reasonable costs and expenses paid by the Current Investor for Claims and for effecting such indemnification.

11.4.3              If any of the Closing Conditions fails to be satisfied by the Expected Closing Date due to the willful acts or omissions of the Institutional Investors, the Institutional Investors shall indemnify the Current Investor all Losses thus incurred.

11.5                        Other Matters for Special Indemnification

The Team Shareholders shall indemnify and hold harmless the Investor Indemnitees and the Target Group from and against any Losses arising from any liabilities or claims of the Target Group relating to the failure of the Group Companies to fully pay the social insurance and housing fund premiums or overtime work compensations and such other circumstances not compliant with social security and labor laws, which occur prior to the Closing Date or occur as a result of any acts or omissions prior to the Closing Date but are not reflected until after the Closing Date, irrespective of (a) whether such liabilities, claims or relevant matters have been disclosed to the Current Investor; (b) whether such liabilities or claims occur before or after the Closing Date; or (c) whether the Current Investor is actually or presumably aware of such liabilities or claims). The abovementioned indemnification made by the Team Shareholders to the Investor Indemnitees and the Group Companies shall restore the Investor Indemnitees and the Group Companies to the state when no such breach has ever occurred.

11.6                        Loss Notice; Third Party Claims

11.6.1              An Investor Indemnitee shall, within sixty (60) days after its awareness of the cause of the indemnification, give the relevant Team Shareholders, Group Companies or Institutional Investors (the “Relevant Indemnifying Parties”) a written notice of any event or matter which such Investor Indemnitee has determined to or could reasonably be expected to give rise to a right of indemnification under this Agreement or any other Basic Document, stating (i) the amount of the Loss, to the extent available, and the calculation method thereof; and (ii) a reference to the provisions of this Agreement and any other Basic Document in respect of which such right of indemnification is claimed or arises; provided, however, that the failure to provide such notice shall not release the Relevant Indemnifying Parties from any of its obligations under this Article 11, nor shall the Relevant Indemnifying Parties be released from any other obligations toward the Investor Indemnitees other than those under this Article 11.

11.6.2              If an Investor Indemnitee receives a notice in respect of any litigation, audit, Claim, demand or assessment (each a “Third Party Claim”) brought against it and that may give rise to the Claims for Losses under Article 11, it shall inform such notice of Third Party Claims to the Relevant Indemnifying Parties within 30 days after its receipt of such notice; provided, however, that the failure to provide such notice shall not release the Relevant Indemnifying Parties from any of its obligations under this Article 11, nor shall the Relevant Indemnifying Parties be released from any other obligations toward the Investor Indemnitees other than those under this Article 11. The Investor Indemnitee shall be entitled to decide whether to require the Relevant Indemnifying Parties to assume the defense and control of such Third Party Claim. If the Investor Indemnitee decides to require the Relevant Indemnifying Parties to be in charge of such Third Party Claim, the Investor Indemnitee may, at its sole discretion, participate in the defense of such Third Party Claim at the expense of the Relevant Indemnifying Parties. The Relevant Indemnifying Parties shall immediately reimburse such expenses to the Investor Indemnitee upon the written request of the Investor Indemnitee.

11.7                        Indemnification for Current Investor’s Delayed Payment

11.7.1              If the Current Investor fails to pay the Investment Capital on time pursuant to Article 2.2 hereof, it shall pay a late penalty interest to the Target Company for each overdue day according to the same-term RMB lending rate for working capitals published by the PBOC.

11.7.2              The Current Investor may be granted another 30 days or a longer extended time on top of the term of payment prescribed in Article 2.2 hereof for payment of the Investment Capital. If the Current Investor fails to make the payment on time within the period of time prescribed in Article 2.2 hereof or within the extended period time granted in this paragraph (whichever occurs later), it shall pay the Target Company a penalty fine not lower than RMB five hundred million (RMB500,000,000).

11.8                        Other Defaulting Liabilities

11.8.1              Notwithstanding anything contained herein, for purposes of this Agreement, a Party shall be deemed to have breached the obligations under Article 9 here of if it fails to perform or suspends the performance of any of its obligations under Article 9, and fails to start corrective actions within thirty (30) days, and still fails to correct such default within sixty (60) days, after its receipt of a written notice sent by any other Party or the Target Company in respect of such default (which notice shall specify in reasonable detail the nature of the default involved).

11.8.2              Any Party shall indemnify and hold harmless the Target Group and all the non-defaulting Parties from and against any expenses, liabilities or actual losses (including the interest fees paid or lost due to the breach and the lawyer’s fee) incurred or suffered as a result of such Party’s breach of the obligations under Article 9 hereof.

11.8.3              Without restricting the generality of the above paragraphs of this Article 11.8, a Party (the “Defaulting Party”) shall indemnify, defense and hold harmless all the other Parties from and against any demands, Losses, debts, damages, shortfall payment, ruling amounts, apportioned amounts, penalty fines, settlement amounts, fees or expenses (including the interest, penalty and fees of the Target Company, or the fees of lawyers, experts, staff and consultants or other expenses incurred by any indemnified Party in any suits or proceedings between the indemnifying Party and any Indemnified Party or between any indemnified Party and any third party) resulting from, arising out of, with respect to or in connection with the fact that any representation, warranty or agreement made by the Defaulting Party under Article 9 or under any other document or evidence delivered by the Defaulting Party pursuant to Article 9 hereof contains anything inaccurate, or that the Defaulting Party breaches any of such representations, warranties or agreements.

ARTICLE 12                                                                    TERMINATION

12.1                        Effectiveness

12.1.1              This Agreement (including the exhibits) shall come into effect upon being duly executed by each party.

12.2                        Termination Event

12.2.1              This Agreement may be terminated at any time prior to the Closing Date if any of the following events happens:

(a)                                 if any of the Closing Conditions set forth in Article 3 hereof failed to be realized on or before the anticipated Closing Date (or a later date set forth in Article 4.4), this Agreement may be terminated at the sole discretion of the Current Investor.

(b)                                 in any event that any of the Joint Warranties of Team Shareholders and Target Group or any of the Institutional Investor Warranties is not true, inaccurate, incomplete or misleading or contains misrepresentations or material omissions, provided that such breach failed to be remedied or settled, or in the event that such remedy or settlement is possible but failed to be remedied or settled within 10 days upon the breaching party’s receipt of the written notice related to the breach, this Agreement may be terminated if so decided by the Current Investor;

(c)                                  This agreement may be terminated by mutual written consent of all Parties.

12.3                        Effect of Termination

In the event of termination of this Agreement in accordance with Article 12.2.1 or 12.2.2 hereof by the Current Investor or the Target Company. The Current Investor or the Target Company shall have the right to request relevant parties to assume the indemnification responsibilities in accordance with Article 11 hereof.

12.4                        Survival

In the event that this Agreement is terminated in accordance with Article 12.2, Article 8 (Confidentiality; Restrictions on Announcement), Article 13 (Notice) and Article 14 (Governing Law and Dispute Resolution) shall still survive and be binding on each party, the Agreement shall become void and do not have further effect, provided that such termination will not impair any remedy and right regarding acts breaching this Agreement enjoyed by any party.

ARTICLE 13                                                                    NOTICE

13.1                        Notice.

All notices, requests, waivers and other communications made pursuant to this Agreement shall be in writing and shall be delivered or sent to the below address or facsimile number (or other address or facsimile number that the recipient notifies other parties in writing 5 days in advance). Any notice, request or other communication in letters cross countries shall be delivered by air mail. Any notice, request, or communication shall be conclusively deemed to have been duly given (a) when hand-delivered or personal-delivered to the other party, upon the receipt of delivery; (b) if mailed within one country, the third day upon delivery, and if mailed to another country, the seventh day upon delivery; and (c) if sent by facsimile, upon the receipt of delivery report after facsimile has been sent.

13.2                        Address and Facsimile Number.

The original address and facsimile number of each party are as follows:

Target Group
	Address:	Building No. 5, Innovative Industrial Park, Xinghu Road No. 328 (Chongwen Road), Suzhou Industrial Park District (Postcode: 215123)
	Attn:	Feng Chunlei
	Facsimile:	0512-82275000
Team Shareholders
	Address:	Building No. 5, Innovative Industrial Park, Xinghu Road No. 328 (Chongwen Road), Suzhou Industrial Park District (Postcode: 215123)
	Attn:	Feng Chunlei
	Facsimile:	0512-82275000
Venture Capital Shareholders (As defined in Exhibit I)
	Address:	Dongsha Lake Equity Investment Center Tower II, Fengli Road No. 345, Industrial Park District, Suzhou, Jiangsu, PRC
	Attn:	Wu Jiazhu
	Facsimile:	0512-6696-9998
Tencent
	Address:	Tencent Building, Kejizhongyi Avenue, Hi-tech Park, Nanshan District, Shenzhen
	Attn:	Richard Pu
	Facsimile:	(+852) 25201148

Boyu (As defined in Exhibit I)
	Address:	Room 1508, Hutchison House 15/F, Harcourt Road No. 10, Central, Hong Kong
	Attn:	Chen Zhiyi
	Facsimile:	(+852) 39871711

Ctrip
	Address:	Building A 2/F, Siping Road, Shanghai
	Attn:	Wu Wenjie
	Facsimile:	021-52397391

ARTICLE 14                                                                    GOVERNING LAW AND DISPUTE RESOLUTION

14.1                        Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the PRC without reference to its conflict of laws rules.

14.2                        Arbitration

14.2.1              Any dispute arising out of or relating to this Agreement shall first be subject to resolution through friendly consultation. If the dispute cannot be resolved within 60 days following the date on which the consultation starts or any longer period agreed by parties, the dispute shall be submitted to CIETAC for arbitration upon the request of either party in accordance to the arbitration rules effective on the execution date of this Agreement. There shall be three arbitrators. The arbitration shall be conducted in Beijing and the arbitral awards shall be final and binding on all parties.

14.2.2              When any dispute takes place or pending, each party shall still exercise other rights and perform other liabilities under this Agreement except the matter under dispute.

ARTICLE 15                                                                    MISCELLANEOUS

15.1                        No Partnership

Parties hereby agree that nothing herein contained shall be deemed to create or constitute a partnership, whether general liability or limited liability partnership, between the parties. Each party does not desire to become partners among each other as a result of the Current Investors’ investment in the Target Group, or partner of any third party, or form any trust relationship among each other.

15.2                        Amendment

This Agreement shall not be subject to amendment, modification or supplementation without each party’s execution in writing.

15.3                        Waiver

Any waiver shall be effective only by the written instrument executed by the party granting the waiver. A party’s failure or delay in exercising to exercise any right, power or remedies pursuant to this Agreement shall not constitutes a waiver to such right, power or remedies nor will it impair further exercising any other right, power or remedies. Notwithstanding the foregoing, a party’s waiver to any other party’s breaching any provision of this Agreement shall not be deemed as waiver to any further breach to such provision or breach to any other provisions.

15.4                        Entire Agreement

This Agreement (together with other Basic Documents and any other documents related to this Agreement) constitute the entire understanding of the parties with respect to the rights contemplated herein, and supersede any prior agreement related to such right.

For the avoidance of doubt, if any party or any two parties reach any agreement or similar arrangement that are in conflict or inconsistent with any term or condition of this Agreement or AOA, this Agreement shall prevail, each party shall exercise its rights and perform its obligations in accordance with this Agreement.

15.5                        Severability

Each liability under this Agreement shall be deemed as one separate liability and shall be executed separately.

If any provision of this Agreement is determined to be unlawful, invalid or unenforceable in any respect under the Law of any jurisdiction, it does not affect: (i) the lawfulness, validity or enforceability of any other provisions in this Agreement or any other Basic Documents in this jurisdiction; (ii) the lawfulness, validity or enforceability of this provision or any other provision of this Agreement or any other Basic Document in any other jurisdiction.

If certain provision of this Agreement is unlawful, invalid or unenforceable in any jurisdiction, this provision shall be replaced by a provision agreed among each party. Such new provision shall be lawful, valid, enforceable and in accordance with government policies and shall carry out, as closely as possible of the replaced provision.

15.6                        Counterpart

This Agreement may be executed in any number of counterparts, each of which shall be an original, but all of which together shall constitute one instrument.

15.7                        Consent to Specific Performance

The parties agree that the loss suffered by any party because of any other party’s failure to performance any obligation under this Agreement could not be measured by money. Therefore, the parties hereby agree that either party has the right to sue for specific performance of the terms of this Agreement.

15.8                        Transfer; Assign

Unless other parties agree in writing, any party shall not assign this Agreement or transfer any rights or obligations under this Agreement to any person.

Notwithstanding the foregoing, in the premise that writing notice is sent to the Team Shareholder 5 business day in advance, the Current Investor and the Institutional Investors may, without each party’s prior written consent, transfer all rights and liabilities under this agreement to any of its Affiliates. The Current Investors and the Institutional Investors hereby undertake that: without the written consent of the Team Shareholders, this Agreement shall not be assigned nor any right or obligation shall be transferred to competitors of the Target Group or Baidu (including its affiliated companies), Alibaba (including its affiliated companies) and Qihu (including its affiliated companies). The competitors of the Target Group include the travel booking e-commerce companies (such as elong, mango, Tempus, meituan, Expedia and its affiliated companies, Priceline and its affiliated companies), travel community companies (such as mafengwo and daodao), and travel search companies (such as qunar, kuxun and taobaotrip).

15.9                        Joint Liability

For the avoidance of doubt, the Team Shareholder and each group company assume joint liability for any and all liabilities under this agreement to the Current Investor; whereas the Team Shareholder and each group company shall not assume liabilities under this Agreement to the Institutional Investors. The Institutional Investors shall only assume liabilities under this Agreement, not assume joint liabilities for any other party’s liability under this Agreement.

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Signature Page

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed on the date first above written.

Team Shareholders:

Wu Zhixiang	Wu Jian	Wang Zhuan

/s/ Wu Zhixiang	/s/ Wu Jian	/s/ Wang Zhuan

Zhang Hailong	Ma Heping

/s/ Zhang Hailong	/s/ Ma Heping

Suzhou Industrial Park District Lecheng Tianxia Investment Management Co., Ltd. (seal)	Suzhou Industrial Park District Techeng Wanli Investment Management Co., Ltd. (seal)	Suzhou Industrial Park District Qingcheng Investment Management Co., Ltd. (seal)

Name:	Name:	Name:
Title: Authorized representative	Title: Authorized representative	Title: Authorized representative

Suzhou Industrial Park District Yecheng Investment Management Co., Ltd. (seal)

Name: Title: Authorized representative

Signature Page

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed on the date first above written.

Target Group:

Tongcheng Network Technology Co., Ltd. (seal)	Tongcheng International Travel Service (Suzhou) Co., Ltd. (seal)	Suzhou Tongcheng Software Co., Ltd. (seal)

Name:
Title: Authorized representative	Name:	Name:
	Title: Authorized representative	Title: Authorized representative

Suzhou Zhouzhuang Tongcheng Travel Electronic Commerce Co., Ltd. (seal)	Zhilv Tianxia (Suzhou) Information Technology Co., Ltd. (seal)

Name:	Name:
Title: Authorized representative	Title: Authorized representative

Signature Page

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed on the date first above written.

Institutional Investor

Kaifeng Venture Capital Co., Ltd. (seal)	Suzhou Kaifeng Jinqu Venture Capital Co., Ltd. (seal)	Suzhou Kaifeng Wansheng Venture Capital Partnership (Limited Liability) (seal)

Name:	Name:	Name:
Title: Authorized representative	Title: Authorized representative	Title: Authorized representative

Chengdu Shengtang Yinke Venture Capital Partnership (Limited Liability) (seal)

Name:
Title: Authorized representative

Signature Page

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed on the date first above written.

Tencent:

Shenzhen Century Kaihuang Investment Fund Co., Ltd. (seal)	Shenzhen Tencent Industry Investment Fund Co., Ltd. (seal)	Shenzhen Litong Industry Investment Fund Co., Ltd. (seal)

Shenzhen Century Huixiang Technology Co., Ltd. (seal)

Signature Page

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed on the date first above written.

Boyu:

CDB Boyu I (Shanghai) Equity Investment Partnership (Limited Liability)

(seal)

Name:

Title:  Authorized representative

Signature Page

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed on the date first above written.

Ctrip:

Shanghai Ctrip International Travel Service Co., Ltd. (seal)

Name:

Title:  Authorized representative